Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 4, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

HMH Holdings (Delaware), Inc.

Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-190356)

Ladies and Gentlemen:

On behalf of HMH Holdings (Delaware), Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-1 of the Company, together with exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2013.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Loan Lauren P. Nguyen dated September 27, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.

“We note references on your website to consultants or sales representatives in Africa, the Middle East, Latin America, the Caribbean and Iran. Also, you discuss on pages 8, 78 and elsewhere your sales in the Middle East, Latin America and the Caribbean and Africa. Cuba, Iran, Sudan and Syria, countries located in those regions, are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partnerships or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to or received from Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.”

Response to Comment 1:

The Company advises the Staff that its products are considered “informational materials” as that term is defined in 31 C.F.R. § 542.304. Pursuant to 31 C.F.R. § 542.206, informational materials are generally exempt from the sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Similarly, the Export Administration Regulations exempt informational materials from license requirements relating to Syria. See 15 C.F.R. § 746.9(c)(3).

The Company offers and sells its products worldwide, including in the Middle East, Latin America and the Caribbean and Africa, each of which denotes a broad geographic market. As noted in the Staff’s comment, Cuba falls within the geographic region of Latin America and the Caribbean, and Iran, Sudan and Syria fall within the geographic region of the Middle East. The Company has reviewed its records to identify any contacts, agreements or arrangements with each country as noted below. Other than as described below, the Company does not seek any business related to Cuba, Iran, Sudan or Syria.

The Company advises the Staff that between January 1, 2010 and October 4, 2013, the Company has not made any sales of products or services into Cuba or Iran, and the Company does not anticipate any contact with Cuba or Iran, whether through its subsidiaries, affiliates, distributors, partnerships or otherwise. The Company confirms that it does not provide any services, products, information or technology to Cuba or Iran and does not have any agreements, commercial arrangements or other contacts with the governments of Cuba or Iran or, to its knowledge, entities controlled by those governments. As noted in the Staff’s comment, the Company identified the reference to Iran on its website and, as such reference was in error, the Company has modified its website appropriately to remove the reference.

Between January 1, 2010 and October 4, 2013, the Company sold less than $400 of products to customers located in Sudan. The Company advises the Staff that the Sudanese customers consisted of the Khartoum American School and the Mawahib British Private School. As noted above, the Company’s sales of products to customers in Sudan are “informational materials” exempt from the sanctions regulations administered by OFAC. Other than the exempt sales described in this paragraph, the Company has not had any direct or indirect contact with Sudan, and the Company does not anticipate any additional contacts with Sudan, whether through its subsidiaries, affiliates, distributors, partnerships or otherwise. The Company confirms that it does not provide any services, products, information or technology to Sudan (other than as described in this paragraph) and the Company does not have any agreements, commercial arrangements or other contacts with the government of Sudan or, to its knowledge, entities controlled by the government of Sudan.

Between January 1, 2010 and October 4, 2013, the Company’s net sales to customers in Syria totaled approximately $15,200. As noted above, the Company’s sales of its products to customers in Syria are “informational materials” exempt from the sanctions regulations administered by OFAC, and the Export Administration Regulations exempt informational materials from license requirements relating to Syria. The Company’s sales into Syria have been made primarily through All Prints Publishers and Distributors (“All Prints”), the Company’s distributor in the Middle East, which does not engage in active marketing efforts targeted to Syria but does sell to Al-Manar Book Centre located in Damascus. Approximately $1,100 of the sales in Syria were educational assessment materials sold to Damascus University. Materials sold into Syria consist of English-language K-12 textbooks, assessments and other instructional materials, and the Company anticipates that All Prints will continue to distribute immaterial amounts of the Company’s products in Syria, which would also be exempt under existing laws and regulations. Other than the exempt sales described in this paragraph, the Company has not had any direct or indirect contact with Syria, and the Company does not anticipate additional contacts with Syria, whether through its subsidiaries, affiliates, distributors, partnerships or otherwise. The Company confirms that it does not provide any services, products, information or technology to Syria (other than as described in this paragraph) and does not have any agreements, commercial arrangements or other contacts with the government of Syria or, to its knowledge, entities controlled by the government of Syria.

2.	“Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.”

Response to Comment 2:

The Company does not believe that the activities described in response to Comment 1 above are material to investors or represent a material investment risk. On a quantitative basis, the Company’s sales attributable in any way to the activities described in the response to Comment 1 are immaterial. For the six months ended June 30, 2013 and the fiscal years ended December 31, 2012, 2011 and 2010, the Company had net sales of approximately $529.5 million, $1,285.6 million, $1,295.3 million and $1,507.0 million, respectively, total assets of approximately $2,879.3 million, $3,029.6 million, $3,263.9 million and $5,257.2 million, respectively, and total liabilities of approximately $1,084.4 million, $1,085.9 million, $3,938.5 million and $3,739.3 million, respectively. In comparison, the Company’s net sales attributable to the countries and activities described in response to Comment 1 were zero for the six months ended June 30, 2013, and $1,420, $7,243 and $6,936 for the fiscal years ended December 31, 2012, 2011 and 2010, respectively. For those same periods, the Company had no assets or liabilities relating to the countries and activities described in response to Comment 1.

On a qualitative basis, in light of the general exemption from the sanctions regulations administered by OFAC for the Company’s products, the exemption from license requirements relating to Syria for the Company’s products and the manner in which the very limited sales occurred, the Company does not believe that a reasonable person would consider the activities described above to have a material impact on making an investment decision regarding the Company’s securities. In addition, for the reasons described above, the Company does not believe that any of its activities would prohibit state and municipal governments, universities or other investors from doing business with, or investing in, the Company.

Statement Regarding Industry and Market Data, page ii

3.	“Please revise to disclose here the third-party sources for the data used in the registration statement.”

Response to Comment 3:

The Registration Statement has been revised in response to the Staff’s comment. Please see page ii.

Prospectus Summary, page 1

Overview, page 1

4.	“We note your response to our prior comment 14 that the relationships with ‘recognized technology leaders such as Apple, Samsung, Knewton and Kno’ are distribution agreements and not partnerships. Please revise page 2 and throughout to clarify the nature of these relationships. Alternatively, please remove such disclosures.”

Response to Comment 4:

The Registration Statement has been revised in response to the Staff’s comment to clarify that the relationships with Apple, Samsung, Knewton and Kno are content development agreements or distribution agreements and not partnerships. Please see pages 2, 4, 5, 36, 71, 75 and 76.

Market Opportunity, page 2

Rising Global Demand for Education, page 2

5.	“We note your responses to our prior comments 15 and 16 and reissue in part. Please revise the first paragraph in this section and throughout to clarify that there is no guarantee that the global educational markets will continue to rise and that there is no guarantee that you will be able to increase your market share in such regions or benefit from the growth in such markets. In addition, the disclosure in this subsection appears to contradict your actual results for 2011. Please briefly discuss why your international sales were lower in 2011 as compared to 2010. Similarly, please revise the first paragraph in the ‘U.S. K-12 Market is Large and Growing’ subsection on page 2 and throughout to clarify that there is no guarantee that the U.S. K-12 market will grow and include a cross-reference to the first bullet point on page 7.”

Response to Comment 5:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 2, 72 and 73.

Market Opportunity, page 2

U.S. K-12 Market is Large and Growing, page 2

6.	“Please balance the disclosure in the second paragraph and throughout the prospectus to clarify that the economic recovery has been slower than anticipated and that improvement may not be significant.”

Response to Comment 6:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 3 and 73.

Increasing Focus on Accountability and Student Outcomes, page 3

7.	“We note your response to our prior comment 20. The recent economic recession and budget cuts related to education appear to contradict the disclosure in the last paragraph as educational mandates could be affected by other factors. Please revise.”

Response to Comment 7:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 3 and 74.

Consumerization of Education, page 4

8.	“We note your response to our prior comment 22 and reissue. Please revise to disclose the current ‘global English language learning market’ and your share of this market. Also balance the disclosure here to highlight that there is no guarantee that you will be able to increase sales in this market.”

Response to Comment 8:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 4 and 75.

Competitive Strengths, page 4

Iconic brands with international recognition, page 4

9.	“Please clarify, if true, that the Q score data suggested that Curious George’s recognition was greater than the Mickey Mouse Clubhouse and not Mickey Mouse.”

Response to Comment 9:

The Company advises the Staff that the final “Q score” data for Mickey Mouse, the cartoon character, is higher than for Curious George, the book character. However, the Company notes that one component of the final Q score data, which is the percentage of mothers of children aged 2 to 11 who are familiar with these characters, shows that more mothers in this group are familiar with Curious George than Mickey Mouse.

The Registration Statement has been revised in response to the Staff’s comment to clarify the disclosure accordingly. Please see pages 5 and 76.

Strong financial position and scalable business model, page 5

10.	“We note your response to our prior comment 27 and reissue. Please include a brief discussion in this section and on page 74 of your recent emergence from bankruptcy and the net losses you have experienced in the last three fiscal years and the interim stub.”

Response to Comment 10:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 5, 76 and 77.

Products and Services, page 7

11.	“We note your response to our prior comment 34 and reissue in part. Please tell us why you believe that your Benchmark Assessment System has displaced competing programs, and, if known, please disclose the percentage of K-12 schools that use your Benchmark Assessment System.”

Response to Comment 11:

The Company advises the Staff that based on internal sales data, the Company’s Benchmark Assessment System is currently used by approximately 4,000 elementary schools, reaching approximately 5,000,000 students. Many of these schools had previously been using similar programs from the Company’s competitors, such as Pearson Education, Inc. and McGraw Hill Education, but have replaced those programs with the Benchmark Assessment System.

The Registration Statement has been revised in response to the Staff’s comment to disclose that approximately 28% of K-12 schools use the Company’s Benchmark Assessment System. Please see pages 8 and 80.

Management’s Discussion and Analysis, page 35

Results of Operations, page 44

Consolidated Operating Results for the Six Months Ended June 30, 2013 and 2012, page 44

12.	“Please ensure that the explanation of the variance for income tax expense on page 45 is consistent with the disclosure contained in note 9 of the notes to the interim financial statements that was revised as indicated in your response to our prior comment 85. Additionally, as appropriate, please clarify the respective reporting period(s) impacted by the factors indicated in the following existing disclosure on page 45 in regard to the variance in income tax expense: ‘The increase in income tax expense for the six months ended June 30, 2013 compared to the same period in 2012 … This tax benefit in continuing operations is offset by the deferred tax liabilities associated with tax amortization on indefinite-lived intangibles, as well as expected foreign, state and local taxes.’”

Response to Comment 12:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 45.

Operating activities, page 61

13.	“Refer to the analysis of the changes in net cash of operating activities for each comparative period discussed beginning on page 61. Please explain to us how the factors cited substantially address the net unfavorable change in operating assets and liabilities of $34.6 million for the six months ended, and the variance in net cash provided by operating activities of $28.0 million for 2012 compared to 2011 and $8.9 million for 2011 compared to 2010.”

Response to Comment 13:

The Registration Statement has been revised in response to the Staff’s comment to explain how the factors cited substantially address the net unfavorable change in operating assets and liabilities, and the variance in net cash provided by operating activities. Please see pages 62 and 63.

Business, page 69

Company Overview, page 69

14.	“We note your response to our prior comment 48 and reissue in part. Please tell us the size of your digital products portfolio and market share. In addition, please revise to balance your disclosure in the last paragraph on page 69 to clarify that your agreements with the companies listed in the second sentence of this paragraph are non-exclusive and, if true, that these companies can and do have agreements with your competitors who are also moving into the digital-content market.”

Response to Comment 14:

The Registration Statement has been revised in response to the Staff’s comment to state that the Company holds greater than 30% of the market share in its addressable market and its digital products portfolio includes approximately 34,000 titles. Please see pages 2 and 71.

The Company advises the Staff that the companies referenced in the Staff’s comment may have agreements with its competitors; however, the Company is unable to determine if these companies currently have agreements with its competitors. The Registration Statement has been revised in response to the Staff’s comment to clarify that the Company’s agreements with the companies listed are non-exclusive and that these companies may also have agreements with the Company’s competitors who are also moving into the digital-content market. Please see pages 71 and 72.

U.S. K-12 Market is Large and Growing, page 70

15.	“We note your revised disclosure in response to our prior comment 51. Please revise to disclose, if known, whether Florida, California and Texas have increased the amount spent on educational materials from prior adoption years. In addition, please revise to disclose that there is no guarantee that you will continue to capture over 50% of the market shares in these states in the future.”

Response to Comment 15:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 37 and 73.

Growing Shift Towards Digital Materials, page 72

16.	“Please provide a brief description of a ‘blended learning environment.’”

Response to Comment 16:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 3 and 74.

Competitive Strengths, page 73

Long-standing relationships with educators and other key education stakeholders, page 73

17.	“Please explain how your sales force can remain experts on the individual products when the reorganization appears to centralize your staff in geographic areas instead of on particular products. Alternatively, please remove this disclosure.”

Response to Comment 17:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 75 and 76.

Iconic brands with international recognition, page 74

18.	“We note your response to our prior comment 57 and reissue. Please clarify as to how the ranking of Japan as second and Australia as fourth in the number of international downloads of your app indicates that your brands have viral value. The ranking of Japan as second and Australia as fourth after the United States does not indicate the number of downloads in these countries or globally and does not necessarily demonstrate that the Curious George brand has ‘viral value.’ Please revise or advise. In addition, please state that it is your belief that the Curious George brand has an ‘inherent’ international following.”

Response to Comment 18:

In response to the Staff’s comment, the Company deleted the reference to “viral value” in Amendment No. 1 to the Registration Statement.

The Registration Statement has been further revised in response to the Staff’s comment to state that it is the Company’s belief that the Curious George brand has an “inherent” international following. Please see page 76.

Deepen penetration of existing educational markets by adapting, page 75

19.	“We note your revised disclosure on page 75 in response to our prior comment 60. Please clarify, if true, that other publishers provide textbooks through the Apple iBookstore for each of the subjects listed on page 75.”

Response to Comment 19:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 77.

Underwriting, page 125

20.	“We note your response to our prior comment 70 that ‘[c]ertain of the selling shareholders may be deemed underwriters’ on page 128. Please remove the words ‘certain of the’ as your disclosure should clarify that the selling shareholders may be deemed underwriters.”

Response to Comment 20:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 129.

Notes to Consolidated Financial Statements, page F-9

Note 2. Chapter 11 Reorganization Disclosures, page F-12

Equity Transactions, page F-13

21.	“Refer to your response to our prior comment 77. We note from your response to our prior comment 76 and disclosures in your filing that the total amounts of the distributions received by interests held in your common stock prior to the petition date on June 22, 2012 pursuant to the terms of the Plan were $69.7 million for adequate protection payments and $30.3 million for conversion fees. Please state the total amount of the distributions made, and clarify that the amounts presented in this section of $60.1 million for adequate protection payments and $26.1 million for conversion fees represent the portion only attributable to equity transactions.”

Response to Comment 21:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 41, F-13 and F-64.

Note 10. Income Taxes, page F-33

22.	“Refer to your response to our prior comment 83. Please revise the description of the line item in the table for the deferred tax asset ‘Interest’ and/or add disclosure in the note that clarifies what this represents consistent with the response.”

Response to Comment 22:

The Registration Statement has been revised in response to the Staff’s comment. Please see page F-34.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Brian M. Janson at (212) 373-3588.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy, Esq.

cc:	William F. Bayers, Esq.

HMH Holdings (Delaware), Inc.

Marc D. Jaffe, Esq.

Latham & Watkins LLP

Ian D. Schuman, Esq.

Latham & Watkins LLP